UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 October 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
Registration number 1950/038232/06
ISIN ZAE000015228   Issuer code: HAPS
TRADING SYMBOLS: Ordinary Shares: JSE Limited: HAR,
New York Stock Exchange, Inc., HMY, London Stock Exchange
plc: HRM
Euronext Paris: HG, Euronext Brussels: HMY, Berlin Stock
Exchange: HAM1,
NASDAQ: HMY

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that Harmony, on Monday, 26
October 2009, dispatched to shareholders its annual report
for the year ended 30 June 2009, incorporating the audited
annual financial statements and notice of annual general
meeting. The annual financial statements CONTAIN NO
MODIFICATIONS to the reviewed statements published on SENS
on 17 August 2009.

Notice is hereby given that the annual general meeting of
Harmony shareholders will be held at Johannesburg Country
Club in Auckland Park on Monday, 23 November 2009 at 11:00
(SA time) to transact the business as stated in the notice
of the annual general meeting which forms part of the
annual financial statements.

Randfontein
26 October 2009

Sponsor
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director